[Letterhead of LanOptics Ltd.]



                                            February 27, 2006

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F  Street,  N.E.
Washington, D.C. 20549

                      Re:  LanOptics Ltd.
                           Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-20860
                           ----------------

Dear Mr. Krikorian:

I am submitting this letter in connection with our company's separate response to the written comments of the Staff of the Securities and Exchange Commission( the "Staff") in a letter addressed to Mr. Meir D. Burstin, Chairman of the Board of our company, dated January 27, 2006. Such comments relate to our company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

I have been authorized on behalf of LanOptics Ltd. to acknowledge that: (i) our company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to our company's filings; and (iii) our company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

..
                                            Very truly yours,

                                            /s/Dror Israel
                                            Dror Israel
                                            Chief Financial Officer







cc:      Tamara Tangen, Securities and Exchange Commission
         Steven J. Glusband, Carter Ledyard & Milburn LLP